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RIDER -- OPTION TO EXTEND THE MATURITY DATE

The Company agrees, subject to the provisions of this supplemental agreement, to provide the Option to Extend the Maturity Date described below. The Company also agrees to provide all of the other benefits stated in this agreement.

This supplemental agreement is a part of the policy to which it is attached and supersedes the Deferral of Maturity provision. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

OPTION TO EXTEND THE MATURITY DATE--The Owner will have the option to continue the Basic Death Benefit under the base policy past the original Maturity Date listed on Page 3 without evidence of insurability. The option may be exercised, while this agreement is in force, as of the original Maturity Date. By exercising this option, the original Maturity Date will be extended a period of 20 years.

A written request for the extension of the original Maturity Date must be made within 30 days prior to the date as of which this option is exercised.

The Basic Death Benefit and the Policy Value will continue to be calculated as defined in the base policy.
The attained age Death Benefit Factors will equal 1.00 for the maturity extension period. The Basic Cost of Insurance Rate for attained ages during the maturity extension period will be equal to zero.

New Policy Loans may not be made during the maturity extension period. Policy Loans taken prior to the original Maturity Date will continue to accrue interest and the Policy Loan Account will continue to operate as stated in the base policy.

During the maturity extension period, premium payments will not be accepted unless necessary to prevent lapse.

All riders and benefits attached to the base policy will terminate as of the original Maturity Date.

COST OF INSURANCE--The Cost of Insurance for the Option to Extend the Maturity Date is determined on a monthly basis. The Cost of Insurance for a policy month is calculated as (a) multiplied by (b) minus (c), where:

(a) is the Cost of Insurance Rate for this benefit divided by 1,000;
(b) is the Basic Death Benefit at the beginning of the policy month divided by the Death Benefit Discount Factor; and
(c) is the Policy Value at the
    beginning of the policy month before the Monthly Deduction.

The Cost of Insurance Rate for this benefit is based on the attained age and rate class of the Insured. The Cost of Insurance Rates will be determined by Penn Mutual based on expectations as to future experience. However, these rates combined with the Cost of Insurance rates on the base policy will not exceed The Base Rates shown in the Additional Policy Specifications for the base policy.

TERMINATION--This agreement will terminate upon:

(a)  lapse of this policy;
(b)  the date of the death of the Insured;
(c)  surrender of this policy;
(d) the Monthly Anniversary that coincides with or next follows the (i) receipt at the Home Office of a written request by the Owner to terminate this agreement and (ii) return of this policy for appropriate endorsement.

Date of Issue--The date of issue of this agreement is the same as the Date of Issue of this policy unless another date of issue is shown below.

The Penn Mutual Life Insurance Company


/s/ Robert E. Chappell
-------------------------
Chairman and
Chief Executive Officer


THE POLICY MAY BE SUBJECT TO TAX CONSEQUENCES WHEN CONTINUED BEYOND AGE 100. YOU SHOULD CONSULT A QUALIFIED TAX ADVISOR PRIOR TO EXERCISING THIS OPTION.